One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax:404-881-7777

www.alston.com

Christopher C. Frieden	Direct Dial: 404-881-7457	E-mail: chris.frieden@alston.com

October 31, 2012

VIA EDGAR AND E-MAIL

Mr. Michael R. Clampitt

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	EverBank Financial Corp
Amendment No. 1 to Registration Statement on Form S-1
Filed October 29, 2012
File No. 333-184381

Dear Mr. Clampitt:

On behalf of our client, EverBank Financial Corp, a Delaware corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 (File No. 333-184381) (the “Registration Statement”), filed by the Company on October 12, 2012, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Marc Corredor of the Company, dated October 30, 2012.

For convenience of reference, each Staff comment contained in your letter is reprinted below in bold, numbered to correspond with paragraph numbers assigned in your October 30, 2012 comment letter, and is followed by the corresponding response of the Company. Unless otherwise indicated, all page references in the responses are to pages of the marked version of Amendment No. 2.

We have provided you with a courtesy copy of this letter and two courtesy copies of Amendment No. 2 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Amendment No. 1 to the Registration Statement filed with the Commission on October 29, 2012. Capitalized terms used and not otherwise defined in the response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Prospectus Summary

Competitive Strengths

Robust Asset Origination and Acquisition Capabilities, page 5

Mr. Michael R. Clampitt

United States Securities and Exchange Commission

October 31, 2012

1.	We note your revised disclosure in response to comment 3 of our letter dated October 25, 2012. Please either delete the last sentence of this paragraph or revise to clarify how you calibrate the levels discussed.

Response:

The disclosure on page 5 has been revised in response to the Staff’s comment.

Regulatory Developments, page 8

2.	We note your response to comment 7 of our letter dated October 25, 2012. Please revise to indicate whether you believe you are currently in compliance with the regulatory actions.

Response:

The disclosure on page 9 has been revised in response to the Staff’s comment.

Noninterest Income, page 85

3.	We note your response to comment 18 of our letter dated October 25, 2012 and reissue in part. Please discuss whether the fees that you make on HARP-driven sales are the same as fees that you would earn on other sales.

Response:

The disclosure on page 84 has been revised in response to the Staff’s comment to reflect that the gain on sale margins and fees that we collect from HARP-driven sales are not materially different from the gain on sale margins and fees that we collect from non-HARP-driven sales.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Analysis of the Allowance for Loan and Lease Losses, page 121

4.	We note your revised disclosure starting on page 122 in which you disclose that historical loss experience is analyzed by reviewing charge-offs over a five quarter to 15 quarter time period to determine loss rates consistent with the loan segments used in recording the allowance estimate for commercial and commercial real estate loan segments. Please revise to disclose the most significant historical loss factors used in your allowance calculation at each period end, the basis for the loss factors used, the reason for any change and the impact of the change on your allowance for loan losses.

Response:

The disclosure beginning on page 121 has been revised in response to the Staff’s comment.

Interim Financial Statements

Mr. Michael R. Clampitt

United States Securities and Exchange Commission

October 31, 2012

Note 13. Fair Value Measurements, page F-31

5.	We note your response to comment 31 in your response letter dated October 29, 2012. To the extent the information is reasonably available, please revise your registration statement to disclose the weighted average of the significant unobservable inputs for your collateral-dependent impaired loans and other real estate owned. If it is not reasonably available, please implement policies and procedures to aggregate this information and disclose it in future periodic reports.

Response:

The Company respectfully advises the Staff that the requested information is currently not reasonably available. The Company will implement policies and procedures to aggregate the requested information and disclose it in future periodic reports as requested.

Exhibits

6.	We note your response to comment 33 of our letter dated October 25, 2012. Please file the form of underwriting agreement and the legal opinion in your next amendment. Please be aware that we may have comments on the exhibits once they are filed.

Response:

The Company has filed the form of underwriting agreement and the legal opinion with Amendment No. 2.

Thank you for your prompt attention to Amendment No. 2 and the Company’s related responses. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (404) 881-7457.

Sincerely,

/s/ Christopher C. Frieden

Christopher C. Frieden

cc:	EverBank Financial Corp, Thomas A. Hajda

EverBank Financial Corp, Marc Corredor

Simpson Thacher & Bartlett LLP, Lesley Peng